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SEC FILE NUMBER
8-11763

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: O'Neil Securities, Incorporated dba William O'Neil Securities

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

211 Congress Street, Fifth Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory S. Jannetta	(310) 448–6228	Gregory.Jannetta@williamoneil.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregory S. Jannetta, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of O'Neil Securities, Incorporated dba William O'Neil Securities, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANDREW W. CHAPPELL
Notary Public
Massachusetts
My Commission Expires
Sep 9, 2027

Signature:

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY · ASSURANCE · TAX

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
O'Neil Securities, Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of O'Neil Securities, Incorporated (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as O'Neil Securities, Incorporated's auditor since 2020.

New York, New York
February 28, 2022

O'Neil Securities, Incorporated
Statement of Financial Condition
As of December 31, 2021

Assets		
Cash	$	399,888
Deposit with clearing broker		262,897
Receivable from clearing broker (Note 2)		25,763,490
Receivable from affiliates (Note 7)		40,203
Fixed assets, net (Note 5)		50,462
Other assets		416,314
Total assets	$	26,933,254
Liabilities and Stockholder's Equity		
Liabilities		
Accrued compensation and benefits	$	385,894
Accrued expenses and payables		184,708
Payable to affiliates (Note 7)		415,747
Loan from affiliate (Note 7)		6,250,000
Total liabilities		7,236,349
Commitments and Contingencies (Note 6)		
Stockholder's Equity		
Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding		129,420
Additional paid in capital		37,900,000
Accumulated deficit		(18,332,515)
Total stockholder's equity		19,696,905
Total liabilities and stockholder's equity	$	26,933,254

The accompanying notes are an integral part of this statement of financial condition.

1. The Company

O'Neil Securities, Incorporated dba William O'Neil Securities ("ONS" or the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Capital Management, Inc. "OCM", which is a wholly owned subsidiary of Data Analysis Inc. (the "Parent"). ONS is a member of the Financial Industry Regulatory Authority "FINRA" and the New York Stock Exchange "NYSE".

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") and conform to practices within the broker-dealer industry.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as contingent assets and liabilities as of the date of these financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash
The Company maintains cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits. As of December 31, 2021, cash held in a bank deposit account is $399,888.

Securities Owned
Securities owned consists of common stock. The securities are classified as trading securities and accordingly are stated at fair value at the statement of financial condition date. The Company did not own any securities as of December 31, 2021.

Receivable from Clearing Broker
Receivable from clearing broker represents funds held by the Company's clearing broker, including amounts receivable (net) for open trades and commissions not received (net of fees). The margin balance of an account can be either negative or positive. If there is a negative balance, it refers to an amount that is owed to the brokerage firm. If a positive balance exists, then the balance can be used to invest or to earn interest. As of December 31, 2021, receivables from clearing broker consist of the following:

Commissions receivable from clearing broker	$	84,075
Cash deposits		25,682,388
Unsettled trades		(2,973)
	$	25,763,490

Fixed Assets
Computers and equipment, leasehold improvements, and furniture and fixtures are carried at cost less accumulated depreciation and amortization, which is computed using the straight-line method. Depreciation is provided over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes
The Parent's shareholders, rather than the Parent, are subject to federal and state income tax on earnings of the Parent. The Company elected to be treated as Qualified Subchapter S subsidiary and is included in the consolidated income tax return of the Parent. The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S-corporation status.

The Company accounts for uncertain tax positions by determining whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeal or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company determined that no reserve is required at December 31, 2021.

Segment Reporting
Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its products and services, production and distribution process, and regulatory environment.

Recent Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board ("FASB") issued new guidance related to the measurement of credit losses on financial instruments (ASU 2016-13). The amended guidance involves several aspects of the accounting for credit losses related to certain financial instruments including assets measured at amortized cost, available-for-sale debt securities and certain off-balance sheet commitments. The new guidance, and subsequent updates, broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts, replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. The new guidance expands the disclosure requirements regarding an entity's assumptions, models, and methods for estimating credit losses and requires new disclosures of the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. The new guidance allows for the recognition and measurement of losses at the beginning of the earliest period presented using a modified retrospective approach. The use of the modified retrospective approach allows an entity to use a number of practical expedients in the application of this new guidance. The Company adopted the guidance on January 1, 2020. The adoption had no effect on financial condition or the Company's results of operations or cash flows.

3. Fair Value of Financial Instruments and Its Measurements

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash, receivables, and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

In accordance with the authoritative guidance on fair value measurements, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

In some instances, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, the investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of an input may require judgment and considerations of factors specific to the investment.

The Company's investments consist of publicly traded and unlisted corporate stocks.

The following is a description of valuation inputs and techniques that the Company utilizes to value each major category of assets and liabilities in accordance with ASC 820:

Corporate Stocks - Corporate stocks that are actively traded on a securities exchange are valued based on quoted prices from the applicable exchange as provided by independent pricing services, and to the extent valuation adjustments are not applied to these securities, they are categorized as Level 1. Corporate stocks traded on inactive markets are categorized as Level 2.

4. Securities Owned

The Company actively trades securities. Consequently, the operating results of the Company are affected by fluctuations in the securities markets. As of December 31, 2021, the Company did not own any securities.

5. Fixed Assets

The Company's fixed assets are as follows:

Computers and equipment	$ 112,497
Leasehold improvements	80,267
Furniture and fixtures	225,520
Subtotal	418,284
Less – Accumulated depreciation and amortization	(367,822)
Fixed assets, net	$ 50,462

6. Commitments and Contingencies

COVID-19
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic, which continues to spread throughout the United States. The COVID-19 pandemic has resulted in national, state, and local government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, border closings, restrictions on public gatherings, quarantine of people who may have been exposed to the virus, shelter-in-place restrictions, and limitations or shutdowns of business operations.

The Company will continue to monitor the situation closely and it is possible that the Company will implement further measures. In light of the uncertainty as to the severity and duration of the pandemic, the impact on the Company's revenues, profitability, and financial position is uncertain and cannot be predicted at this time.

Indemnifications
The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2021 have settled with no resulting liability to the Company. During 2021 the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2021.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

The Company may become a party to certain claims, legal actions and complaints arising in the normal course of business. There have been no claims, legal actions or complaints during the year ended December 31, 2021.

Deposits with Clearing Broker
The Company has clearing agreements with its clearing broker. The agreements provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis. In connection with these agreements, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks. At December 31, 2021, the Company was required to maintain a minimum of $250,000 on deposit with the clearing broker. The agreements also provide that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement.

7. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

As of December 31, 2021, the receivable from affiliates is $40,203 and relates to shared intercompany expenses.

As of December 31, 2021, loans from affiliates consist of $6,250,000 payable to the Parent. Loans from affiliates bear no interest, are due on demand, and have no stated maturity date.

As of December 31, 2021, the payable to affiliates is $415,747, of which $116,948 relates to shared intercompany expenses.

The Company has hired O'Neil Global Advisors, Inc. ("OGA"), an affiliate, to manage and invest the assets of the Company. By written agreement, the Company does not participate in the management of the funds, nor is it involved in the investment decisions of the Company's portfolio of securities. As consideration for these services, the Company pays OGA incentive fees based on the performance of the investments. As of December 31, 2021, amounts due to OGA of $29,008 related to these incentive fees are included in payable to affiliates.

8. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the "Plan"), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the Internal Revenue Service. The Company can elect to make discretionary contributions to the Plan during the Plan year.

9. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances

arising from customers' transactions, the Company's minimum net capital requirement is $250,000. At December 31, 2021, the Company had net capital of $19,189,926, which was $18,939,926 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

10. Subsequent Events

In preparing the statement of financial condition, the Company evaluated subsequent events occurring through February 28, 2022, the date the statement of financial condition was available to be issued.